UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”) hereby informs its shareholders and the market in general, in complement to the Notice disclosed on January 13, 2014 (“Notice”), the following:

Through the Notice, the Company, in compliance with the confidentiality obligations contained in the private instrument described below, informed the market about the execution of an agreement to provide in wholesale voice and data services to Nextel in Brazil ("Agreement").

In clarification as to the reported in press and in response to the CVM Letter GAE 1,941-14, we inform that the Agreement has as its object the provision by the Company of the service of industrial exploitation of its mobile access network in 2G and 3G technologies in voice traffic, SMS and data for a period of 5 years, for the purpose of providing Personal Mobile Service - PMS by Nextel for their clients in certain locations. These services will be charged based on their monthly usage. Once effectively fulfilled the obligations assumed by the Company and Nextel, the Agreement establishes a minimum annual amount to be paid that sum, during the 5 years of the contract, the amount of R$ 1,038 billion. The forecast for the start of the operation is on 07.31.2014.

We reiterate that the Agreement is part of the Company's initiatives to increase the efficient use and development of 3G network.

São Paulo, May 19th, 2014.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com

Available information: www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 19, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director